As filed with the Securities and Exchange Commission on December 2, 2005
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) o the Securities Exchange Act of 1934
(Amendment No. 1)
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company (issuer))
GF ACQUISITION CORP.
GOODY’S HOLDINGS, INC.
GMM CAPITAL LLC
PGDYS LLC
PRENTICE CAPITAL MANAGEMENT, LP
(Name of Filing Person (offeror))

Common Stock, no par value per share	382588101
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Isaac Dabah
GMM Capital LLC
c/o IID LLC
689 Fifth Avenue, 14th Floor
New York, NY 10022
Telephone: (212) 688-8288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Michael Zimmerman
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$324,635,968	$38,210

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 33,136,497 shares of common stock, no par value per share (the “Shares”) at the tender offer price of $9.60 per Share. The transaction value also includes the offer price of $9.60 less $5.4027, which is the weighted average exercise price of outstanding and exercisable options, multiplied by 2,516,491, the estimated number of options outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,210.	Filing party:	GMM Capital LLC.

Form or Registration No.:	Schedule TO.	Date Filed:	November 10, 2005.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

          This Amendment No.1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005, by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”), for a purchase price of $9.60 per share, net to the seller in cash thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
          The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1, 2, 4 and 6.
          Item 1. “Summary Term Sheet,” Item 2. “Subject Company Information,” Item 4. “Terms of the Transaction” and Item 6. “Purposes of the Transaction and Plans or Proposals” of the Schedule TO, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
     1. The fifth paragraph of Section 1 “Terms of the Offer” on page 13 of the Offer to Purchase is revised in its entirety to read as follows:
“Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time prior to the expiration of the Offer, to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the expiration of the offer and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.”
     2. The first paragraph of Section 2 “Acceptance for Payment and Payment for Shares” on page 14 of the Offer to Purchase is revised in its entirety to read as follows:
“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver to the extent permitted by the Merger Agreement of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer; provided, however, that subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.”
     3. The first and second sentences of the first paragraph of Section 5 “Material United States Federal Income Tax Consequences” on page 18 of the Offer to Purchase are deleted in their entirety and replaced with the following sentences:
“The following is a summary of material United States federal income tax consequences of the Offer and the Merger to shareholders of Goody’s whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Goody’s.”
     4. The last sentence in the first paragraph of Section 7 “Certain Information Concerning Goody’s” on page 20 of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“Although Parent and the Purchaser do not have any knowledge that would indicate that any statements contained herein based upon such information was untrue, neither Parent nor the Purchaser has independently verified the accuracy or completeness of such information, or can verify any failure by Goody’s to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.”
     5. The last two sentences of the last paragraph of Section 7 “Certain Information Concerning Goody’s” on page 22 of the Offer to Purchase are deleted in their entirety and replaced with the following:
“The projections also reflect numerous assumptions, all made by management of Goody’s, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Goody’s. The projections provided by Goody’s for the fiscal year ending January 28, 2006 were based on the actual results of Goody’s for the first eight-and-a-half months of that period and on the material assumptions that for the fourth quarter of that year, when compared to the fourth quarter of the preceding year, the (i) total number of stores by the end of the period will be 381, and (ii) comparable store sales would increase by approximately 1.5%, (iii) gross margin rate would increase 0.65%. These projections were also based on the assumption that capital expenditures for the fourth quarter of that year will total $8.2 million. The material assumptions underlying the projections provided by Goody’s for the fiscal year ending February 3, 2007, when compared to the projected fiscal year ending January 28, 2006, were that (i) total number of stores by the end of the period will be 385 (ii) comparable store sales will increase by 1.9% and (iii) gross margins will increase by 1.0%. These projections were also based on the assumption that capital expenditure for that year will total $15 million. All of these assumptions are difficult to predict, many of which are beyond Goody’s control, and none of which is subject to approval by Parent or the Purchaser. Parent believed that Goody’s projections are unduly optimistic because actual performance in the first eight-and-a-half months of fiscal year 2005 was consistently below management’s projected performance for that period, and has discounted them accordingly.”
     6. In the last sentence of the first full paragraph under “The Merger Agreement” in Section 11 “The Merger Agreement; Other Arrangements” on page 28 of the Offer to Purchase, the words “prior to the expiration of the Offer” are inserted after the phrase “from time to time.”
     7. The word “reasonably” is inserted before “determined by the Purchaser to have occurred or be occurring:” in the first paragraph of Section 15 “Conditions of the Offer” on page 45 of the Offer to Purchase.
     8. The phrase “sole judgment of Parent” is replaced with “reasonable judgment of Parent” in the last bullet point of Section 15 “Conditions of the Offer” on page 47 of the Offer to Purchase.
     9. The following paragraph is hereby added before the last paragraph of Section 15 “Conditions of the Offer” on page 47 of the Offer to Purchase:
“As used in the Merger Agreement, the term “Company Material Adverse Effect” means any effect, event, or change that (i) is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of Goody’s and its subsidiaries, taken as a whole, or (ii) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Goody’s and its subsidiaries to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with the terms hereof, except for any effect, event or change (w) that is generally applicable to the industry or markets in which Goody’s and its subsidiaries operate and not affecting Goody’s or any of its subsidiaries in any materially more adverse manner or degree therefrom, (x) that is generally applicable to the United States economy or securities markets or the world economy or international securities markets, (y) resulting from the public announcement or existence of the Merger Agreement and the transactions contemplated thereby, or (z) resulting from the failure by Goody’s to meet any internal or published projections, forecasts or predictions of financial performance for any period ending on or after July 30, 2005 (but any underlying facts causing Goody’s to fail to meet such projections, forecasts or predictions shall not constitute an exception to the definition of Company Material Adverse Effect).”

     10. The last sentence of the last paragraph in Section 15 “Conditions of the Offer” on page 47 of the Offer to Purchase is amended to add the phrase “prior to the expiration of the Offer” at the end of the sentence.
     11. The word “Certain” is replaced with the word “Material” in the section headings and references of the following:
•	Section 5 “Certain United States Federal Income Tax Consequences” in the Table of Contents of the Offer to Purchase;

•	the reference to “Certain United States Federal Income Tax Consequences” on page 9 of the Offer to Purchase; and

•	Section 5 “Certain United States Federal Income Tax Consequences” on page 18 of the Offer to Purchase.
     12. The word “Certain” is deleted from the following references to “Certain Conditions of the Offer”:
•	Section 15 “Certain Conditions of the Offer” in the Table of Contents of the Offer to Purchase;

•	The reference to “Certain Conditions of the Offer” in the last sentence of the section “Conditions to Tender Offer” on page 2 of the Offer to Purchase;

•	The reference to “Certain Conditions of the Offer” in the last sentence of the first full paragraph on page 7 of the Offer to Purchase under the section entitled “What are the most significant conditions to the tender offer?”;

•	Section 15 entitled “Certain Conditions of the Offer” on page 45 of the Offer to Purchase;

•	The reference to “Certain Conditions of the Offer” in the last sentence of Instruction #8 “Waiver of Conditions” on page 7 of the Letter of Transmittal; and

•	The reference to “Certain Conditions of the Offer” in Item 11(a)(2) and (3) on page 3 of the Schedule TO.
Item 3.
          (a), (b), (c) The Schedule TO and this Amendment are filed by the Purchaser, Parent, GMM Capital LLC, PGDYS LLC, a Delaware limited liability company, and Prentice Capital Management, LP. The information set forth in Section 8 “Certain Information Concerning the Purchaser, Parent and Certain Affiliates” and Schedule I of the Offer to Purchase is incorporated herein by Reference and is hereby amended as follows:
     1. The first paragraph of Section 8 “Certain Information Concerning the Purchaser, Parent and Certain Affiliates” on page 22 of the Offer to Purchase is revised in its entirety to read as follows:
"General. The Purchaser, a Tennessee corporation, is a wholly owned subsidiary of Parent, a Delaware corporation. The Purchaser and Parent were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the Offer and the Merger. Parent is a privately held company owned by GMM Capital LLC and PGDYS LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC. We refer to these entities as the “Purchaser Group.” The sole member of GMM Capital LLC is GMM Trust. The general partner of Prentice Capital Management, LP is Prentice Management GP, LLC. Michael Zimmerman is the managing member of Prentice Management GP, LLC. The principal office of GMM Capital LLC and GMM Trust is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022 and their telephone number is (212) 688-6288. The principal office of Prentice Capital Management, LP, PGDYS LLC, Prentice Management GP, LLC and Michael Zimmerman are located at 623 Fifth Avenue, 32nd Floor, New York, NY 10022 and their telephone number is (212) 756-8040. The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the entities in the Purchaser Group is set forth on Schedule I to this Offer to Purchase.”
     2. The introductory paragraph to Schedule I on page 50 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“The following tables set forth the name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer or member (as applicable) of Purchaser, Parent, GMM Capital LLC, PGDYS LLC and Prentice Capital

Management, LP. GMM Capital LLC and PGDYS LLC each own 50% of the issued and outstanding common stock of Parent. GMM Trust is the sole member of GMM Capital LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC. The general partner of Prentice Capital Management, LP is Prentice Management GP, LLC, of which Michael Zimmerman is the managing member. Unless otherwise indicated, each such person is a citizen of the United States. The present business address for the Purchaser, Parent, GMM Capital LLC and GMM Trust is c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The present business address for Prentice Capital Management, LP, PGDYS LLC, Prentice Management GP, LLC and Michael Zimmerman, is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.
     3. The following information is hereby being added to Schedule I on page 53 of the Offer to Purchase:
          PGDYS LLC

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years
Gina Milanese	Managing Director	Gina Milanese has served as Managing Director of Prentice Capital Management, LP since 2005. Prior to that, she was employed by S.A.C. Capital from 2003 to 2005. From 1998 to 2001 Ms. Milanese worked at Brown Brothers Harriman and ING Barings/ABN Amro LLC.
Items 5, 8 and 9
          Item 5. “Past Contacts, Transactions, Negotiations and Agreements,” Item 8. “Interest in Securities of the Company” and Item 9. “Persons/Assets Retained, Employed, Compensated or Used” of the Schedule TO, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
     1. The first paragraph of Section 8 “Certain Information Concerning the Purchaser, Parent and Certain Affiliates” on page 22 of the Offer to Purchase is revised in its entirety to read as follows:
"General. The Purchaser, a Tennessee corporation, is a wholly owned subsidiary of Parent, a Delaware corporation. The Purchaser and Parent were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the Offer and the Merger. Parent is a privately held company owned by GMM Capital LLC and PGDYS LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC. We refer to these entities as the “Purchaser Group.” The sole member of GMM Capital LLC is GMM Trust. The general partner of Prentice Capital Management, LP is Prentice Management GP, LLC. Michael Zimmerman is the managing member of Prentice Management GP, LLC. The principal office of GMM Capital LLC and GMM Trust is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022 and their telephone number is (212) 688-6288. The principal office of Prentice Capital Management, LP, PGDYS LLC, Prentice Management GP, LLC and Michael Zimmerman are located at 623 Fifth Avenue, 32nd Floor, New York, NY 10022 and their telephone number is (212) 756-8040. The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the entities in the Purchaser Group is set forth on Schedule I to this Offer to Purchase.”
     2. The first paragraph of Section 10 “Background of the Offer; Past Contacts or Negotiations with Goody’s” is hereby deleted in its entirety and replaced with the following:
“The information set forth below regarding Goody’s was provided by Goody’s, and none of Purchaser, Parent or GMM/Prentice can independently verify the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.”
Item 7.
          Item 7. “Source and Amount of Funds or Other Consideration” of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

     1. The first sentence of the second paragraph of Section 9 (“Source and Amount of Funds”) on page 23 of the Offer to Purchase is hereby revised in its entirety to read as follows:
“Parent and the Purchaser were formed solely for the purpose of investing in Goody’s, and have no meaningful assets, liabilities or historical financial information, other than a commitment by GMM Capital LLC and Prentice Capital Management, LP (“GMM/Prentice”), that they will contribute to Parent on or prior to the Offer Payment Date an amount in cash equal to the aggregate Offer Price, subject to the terms and conditions set forth in the equity commitment letter dated as of October 27, 2005 by and between Parent and GMM/Prentice (the “Commitment Letter”), a copy of which has been filed as an exhibit to the Schedule TO.”
     2. The last paragraph of Section 9 (“Source and Amount of Funds”) on page 23 of the Offer to Purchase is hereby revised in its entirety to read as follows:
“Although amounts committed to be funded under the Commitment Letter will provide the Purchaser with sufficient funds to consummate the acquisition of all outstanding Shares in the Offer, it is anticipated that the ultimate source of funds for the Offer will be a combination of equity contributions and/or loans from GMM and PGDYS LLC and possibly loans from one or more financial institutions. It is also anticipated that the ultimate source of funds for the Merger will be a combination of equity contributions and/or loans from GMM and PGDYS LLC and loans from one or more financial institutions. The exact form, terms and conditions of these loans, to the extent available on commercially reasonable terms, have not been determined. In the event these loans cannot be obtained on terms that are satisfactory to Parent and the Purchaser in their sole discretion, Parent and the Purchaser will obtain all of the funds necessary to complete the Offer and the Merger from amounts committed to be funded as required under the Commitment Letter. As of October 27, 2005, funds and accounts under the management of Prentice Capital Management, LP had net assets of not less than $1.2 billion and GMM Capital LLC had net assets of not less than $100 million.”
Item 11.
          Item 11. “Additional Information” of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby supplemented as follows:
(a)(2) The FTC granted early termination of the waiting period under the HSR Act for GMM Capital LLC’s acquisition of Goody’s, effective Wednesday, November 23, 2005.
(a)(5) On October 26, 2005, the Defendants moved to dismiss the shareholder class action complaints that were filed in the Chancery Court for Knox County, Tennessee against Goody’s and its directors (the “Shareholder Litigation”) in connection with the Sun Capital IV Merger Agreement and the transactions contemplated therein for failure to state a claim. The motion to dismiss has not been fully briefed.
          On November 10, 2005, counsel for plaintiffs in the Shareholder Litigation filed a fourth complaint in the Chancery Court for Knox County, Tennessee against Goody’s and its directors, GMM Capital LLC, Prentice Capital Management, LP, and GF Acquisition Corp. (collectively, the “Fee Defendants”) in connection with the acceptance of the GMM/Prentice Merger Agreement dated October 27, 2005 to purchase Goody’s for $9.60 per share (the “Fee Complaint”). The Fee Complaint seeks to enjoin the Fee Defendants from distributing to the shareholders $10,595,200 of the proceeds of the GMM/Prentice tender offer, which represents 20% of the increase from $8.00 per share to $9.60 per share, and to recover those funds as attorneys’ fees in connection with the Shareholder Litigation. The Fee Complaint generally alleges that plaintiffs’ counsels’ efforts in commencing the Shareholder Litigation and seeking injunctive relief augmented the bidding process, with a resultant benefit to the shareholders stemming from the $9.60 per share GMM/Prentice Offer. The Fee Defendants believe there is no merit to these allegations and have vigorously opposed plaintiffs’ counsels’ requested injunctive relief. A hearing on the request for injunctive relief took place on November 30, 2005. The court declined to issue a temporary restraining order based on defendants’ stipulation that no funds would be disbursed before December 12, 2005 and reserved decision on the motion for preliminary injunction until December 12, 2005.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2005	GF ACQUISITION CORP.

	By:	/s/ Itzhak Weinstock

	Name:	Itzhak Weinstock
	Title:	Vice President

GOODY’S HOLDINGS, INC.

	By:	/s/ Itzhak Weinstock

	Name:	Itzhak Weinstock
	Title:	Vice President

GMM CAPITAL LLC

	By:	/s/ Itzhak Weinstock

	Name:	Itzhak Weinstock
	Title:	Chief Financial Officer

PGDYS LLC

	By:	/s/ Gina Milanese

	Name:	Gina Milanese
	Title:	Managing Director

PRENTICE CAPITAL MANAGEMENT, LP

	By:	/s/ Michael Zimmerman

	Name:	Michael Zimmerman
	Title:	Chief Executive Officer